Man Group USA Inc.

717 Fifth Avenue, 9th Floor
New York, NY 10022-8101
Tel +1 212 589 6200
Fax +1 212 589 6585
www.mangroupplc.com




03050109

April 7, 2003

Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

SUPPL


RECEIVED
APR 14 2003
165

Re: File No. 82-4214 - Man Group plc

Gentlemen:

On behalf of Man Group plc and in accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed please find a copy of a public announcement made by Man Group plc. This announcement was also sent to the London Stock Exchange for its information. Please contact the undersigned at (212) 589-6270, if you have any questions relating to the enclosed material.

Please stamp the enclosed copy of this letter to acknowledge receipt and return it to me in the enclosed stamped envelope. Please note that our office has moved and is now located at the address reflected above.

Sincerely yours,


PROCESSED
APR 24 2003
THOMSON
FINANCIAL

Donna Balon
Vice President

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Man Group plc
7 April 2003

7 April 2003

AHL Diversified Futures Ltd Net Asset Value

As at the close of business on 31 March 2003, the Net Asset Value of AHL Diversified Futures Ltd was US$20.41, up 0.49% from the previous week's restated* Net Asset Value of US$20.31.

Contacts:
David Browne Man Group plc 020 7285 3000
Paul Lockstone Merlin Financial 020 7606 1244

*An error has been detected in the Net Asset Value calculation which has led to a small understatement of the Net Asset Value for the period 10 February 2003 to 31 March 2003. The error is an isolated incident and does not impact any other funds. The adjusted Net Asset Values for the relevant period are:

Valuation Date	Net Asset Value	Adjustment	New Net Asset Value	Performance for the week
10 Feb 2003	US$20.94	US$0.02	US$20.96	3.10%
17 Feb 2003	US$20.69	US$0.04	US$20.73	-1.10%
24 Feb 2003	US$21.75	US$0.10	US$21.85	5.40%
3 Mar 2003	US$21.88	US$0.15	US$22.03	0.82%
10 Mar 2003	US$22.78	US$0.27	US$23.05	4.63%
17 Mar 2003	US$20.40	US$0.42	US$20.82	-9.67%
24 Mar 2003	US$19.66	US$0.65	US$20.31	-2.45%

IMPORTANT
This material is not an invitation to make a deposit with AHL Diversified Futures Limited (the "Company") nor does it constitute an offer for sale of shares issued by the Company. Man Investments Limited is authorized and regulated in the UK by the Financial Services Authority.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Limited, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com